FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                            FOR THE 1ST OF JUNE, 2006


                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                       ----------------------------------
                  (Translation of registrant's name in English)


                                 7 ATIR YEDA ST.
                             KFAR SABA 44425, ISRAEL
                             -----------------------
                    (Address of principal executive offices)


Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

               Form 20-F     X                     Form 40-F
                          -------                             -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                                   No     X
                          -------                             -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-___________________.


THIS FORM 6-K IS INCORPORATED BY REFERENCE INTO OUR REGISTRATION STATEMENTS ON FORM S-8 AND FORM F-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (REGISTRATION NO. 333-127467 AND REGISTRATION NO. 333-126774).

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                                       ----------------------------------
                                                 (Registrant)

Date:  June 1, 2006                    By: /s/ Ronit Maor
       ----------------------              -----------------------------
                                                    Ronit Maor
                                             Chief Financial Officer














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MSYSTEMS


M-Systems Contact:                            Investor Relations Contacts:
Elana Holzman                                 Jeff Corbin / Lee Roth
Director of Investor Relations                KCSA Worldwide
elana.holzman@m-systems.com                   jcorbin@kcsa.com / lroth@kcsa.com
---------------------------                   ----------------   --------------
Tel: +972 (9) 764-5000                        Tel: +1 (212) 682-6300



FOR IMMEDIATE RELEASE:
----------------------


                        M-Systems Delays Public Offering


KFAR SABA, Israel, June 1, 2006 - M-Systems Flash Disk Pioneers Ltd. (Nasdaq:
FLSH) announced today that it has, on its own initiative, commenced an internal review of prior stock option grants. The Company has therefore decided not to proceed at this time with its previously announced public offering.


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